September 19, 2014

VIA EDGAR

Mr. Justin Dobbie

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7561

Re:                             Israel Chemicals Ltd. (the “Company”)

Registration Statement on Form F-1

File No. 333-198711

Dear Mr. Dobbie:

In connection with the above-referenced Registration Statement, we wish to advise you that between September 12, 2014 and the date hereof we effected the distribution of approximately 2600 copies of the Company’s Preliminary Prospectus dated September 12, 2014 to prospective underwriters, institutional investors, prospective dealers, brokers, individuals, rating agencies and others.

We will comply and have been informed by the other participating underwriters that they will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

As Representatives of the several underwriters, we hereby join in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m. Eastern Time on September 23, 2014, or as soon thereafter as practicable.

Very truly yours,

MORGAN STANLEY & CO. LLC,
BARCLAYS CAPITAL INC.
As Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By:	/s/Evan Damast
Name:	Evan Damast
Title:	Managing Director

BARCLAYS CAPITAL INC.

By:	/s/Victoria Hale
Name:	Victoria Hale
Title:	Vice President